UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2025

Commission File Number 001-42468

Cellyan Biotechnology Co., Ltd
(Registrant’s Name)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on the report on Form 6-K of Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited), a Cayman Islands exempted company with limited liability (the “Company”) at the annual general meeting of shareholders of the Company held on December 12, 2025, it was approved and authorized, among others, that

(i)	an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001;

(ii)	an amendment of the authorized share capital of the Company from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, comprising (i) 940,000,000 class A ordinary shares of par value of US$0.001 each and (ii) 60,000,000 class B ordinary shares of par value of US$0.001 each;

(iii)	the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the proposed change of company name and to attend to any necessary registration and/or filing for and on behalf of the Company; and

(iv)	the Fourth Amended and Restated Memorandum and Articles of Association of the Company be approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Certificate of Incorporation on Change of Name and Exhibit 1.2 is a copy of the Fourth Amended and Restated Memorandum and Articles of Association of the Company.

EXHIBIT INDEX

Exhibits

Exhibit No.	Description
1.1	Certificate of Incorporation on Change of Name
1.2	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellyan Biotechnology Co., Ltd.

By:	/s/ Chenyu Liang
Name:	Chenyu Liang
Title:	Director and Chief Executive Officer

Date: December 30, 2025

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